

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 28, 2008

Mr. Michael Wood
Chief Executive Officer
Raven Gold Corp.
7250 NW Expressway, Suite 260
Oklahoma City, OK 73132

>   **Re: Raven Gold Corp.**
>   **Form 10KSB for Fiscal Year Ended April 30, 2007**
>   **Filed August 14, 2007**
>   **Form 10QSB for Fiscal Quarter Ended January 31, 2008**
>   **Filed March 24, 2008**
>   **Response Letter Dated April 11, 2008**
>   **File No. 333-126680**

Dear Mr. Wood:

        We have reviewed your filings and response letter dated April 11, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended April 30, 2007

General

1.   We have read the amended audit report that you submitted in response to prior comment 1, reflecting a change to the introductory paragraph, now stating that the auditor has audited the "years ended April 30, 2007 and since inception on October 27, 2003…," rather than "…through April 30, 2007 and the year then ended."

        Although the reference to *years* is now plural, the specific years are not identified, and it continues to say that financial statements as of April 30, 2006 were audited by other auditors. Since your current auditor appears to be taking responsibility for periods both before and after the period audited by the predecessor auditor, further revision is necessary to indicate the division of responsibility, as required under AU §543.07.

You will also need to explain the reasons your current auditor is now using an inception date of October 27, 2003, while the predecessor audit report and financial statements reflect an inception date of February 9, 2005; this will need to be resolved.

Given that your current auditor has decided to reference the work of the predecessor auditor, its report should comply with AU §§508.13 and 543.09. You will need to seek a reissuance of all predecessor audit reports that pertain to periods for which your current auditor is not taking full responsibility, and include these with your filing.

We encourage you to contact us by telephone if you require further clarification.

2.   We note that you have acknowledged errors in your Statements of Cash Flows, disclosures about the evaluation of your disclosure controls and procedures, and certifications filed by your officers in responding to prior comments 2, 5 and 6. We also note that although you provided information about your accounting policy for acquisition and exploration costs, and the payment terms of various loans in response to prior comments 3 and 4, you did not include any draft of revised disclosures. We believe you should correct your filing to address these and other issues raised in this comment letter, also consistent with the representations you made in responding to our prior comment letter. Please contact us by telephone to make the necessary arrangements.

Form 10-QSB for the Interim Period Ended January 31, 2008

Interim Statements of Cash Flows, page 7

3.   We note you present accrued interest payable as a financing cash inflow on your Statements of Cash Flows for the interim periods ended October 31, 2007, January 31, 2008, and the inception to date periods ending on these respective balance sheet dates. Generally, interest expense that is incurred but not yet paid is reflected as an adjustment to reconcile net income (loss) to net cash used in/provided by operating activities. Refer to paragraph 28 of SFAS 95, specifically footnote 12, for guidance on this matter.

Engineering Comments

4.   We note your response to prior comment 9, regarding information about property mineralization on your website. As it appears you are continuing to disclose measures of reserves that do not conform to Industry Guide 7 on your website, please modify your website to include the cautionary language previously suggested. Please contact us by telephone if you require further clarification.

5.   We note your response to prior comments 10 and 11, in which you indicate the tonnages and grades for the Las Minitas and La Currita properties are probable reserves. Please submit the disclosure revisions that you believe will aptly clarify the nature of these quantities and confirm that you do not disclose or reference estimates of resources. Also note that mineral reserves for a mineral property may be designated when:

- Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study establishes a commercially minable mineral deposit or reserve that can be mined profitably.

- A historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental documents have been filed with the appropriate governmental authorities.

Please confirm that you have satisfied each of these points as a prerequisite to your reserve determinations, or identify the variances if not. In addition, please revise all disclosures as necessary to ensure that you do not indicate mining operations will be viable if you have not prepared a bankable or final feasibility study that shows this to be the case.

6.   Please include as footnotes or as part of your reserve tables, the following information:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each mine.

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine and a statement clarifying that estimated quantities disclosed are limited to your share of the entire mine, if true.

In addition, please disclose the process of determining the cutoff grade used to evaluate the potential of your mineral properties, and specify the operating costs and recovery parameters assumed in determining your cutoff grade estimate. The information utilized in establishing your cut-off grade should realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. It should be clear how the cutoff grade or tenor used to define a mineral resource results in estimates having reasonable prospects for economic extraction.

7.   Your response to prior comment 12 included property maps for our review. Please include these maps within the property discussion of your amended filing. In the event the Las Minitas was not a material property at the time of your original filing, please include a statement to that effect within you amended filing.

8.   We note your response to prior comments 13, 14, 15 and 16 in which you provided information about the La Currita property, including descriptions of land, mineral rights, property, and your exploration and sampling programs. Please include this information within your amended filing.

9.   We note that you did not comply with prior comment 17, in which we asked you to provide us with information that established the technical basis for the tonnage and grade estimates for the La Currita property. Please submit the geologic reports which established this reserve estimate, including your current mine plan, the bankable feasibility study, operating and capital cost estimates, and the related cash flow analysis.

10.   Please disclose the information provided in response to prior comment 18, regarding the number of stockholders of record.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief